UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 1-8962
The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)
Pinnacle West Capital Corporation
(Name of issuer)
400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3
Notes to Financial Statements	4-18
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H Part IV, Line 4i— Schedule of Assets (Held at End of Year) as of December 31, 2007	19-23
EXHIBITS FILED:
Exhibit 23.1	24
EX-23.1
NOTE: Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, AZ
We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Phoenix, AZ
June 25, 2008

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments at fair value (Notes 2, 4 & 5)	$872,595,656	$833,989,830

Interest and other receivables	1,617,900	1,113,433

Total assets	874,213,556	835,103,263

LIABILITIES:
Accrued administrative expenses	197,425	—
Securities purchased, net	—	58,101

Total liabilities	197,425	58,101

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	874,016,131	835,045,162

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	655,873	1,512,371

NET ASSETS AVAILABLE FOR BENEFITS	$874,672,004	$836,557,533

See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions (Note 1):
Employer	$15,849,199
Participants	49,440,470

Total contributions	65,289,669

Investment income (Note 2):
Dividend, interest and other income	46,349,557
Net realized/unrealized depreciation in fair value of investments (Note 5)	(16,578,456)

Total investment income	29,771,101

Total additions	95,060,770

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefit payments	56,300,345
Administrative expenses	645,954

Total deductions	56,946,299

Increase in net assets	38,114,471

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	836,557,533

End of year	$874,672,004

See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
     The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”). The Plan is made up of two component plans, a profit sharing component with cash or deferred features and a stock bonus component which constitutes an Employee Stock Ownership Plan (“ESOP”). The ESOP component of the Plan consists of Plan assets invested in the Pinnacle West Stock Fund and the balance of all Plan assets constitutes the profit sharing component. The Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). State Street Bank and Trust Company (“Trustee”) serves as Trustee of the Plan. Wells Fargo Bank, Minnesota, N.A. served as the Trustee of the Plan until March 28, 2007.
     State Street Global Advisors is the appointed investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund, and (2) review and direct the Trustee on voting proxies received for shares of Pinnacle West common stock (except for those shares for which the Trustee receives participant directions) and nine mutual funds held in the Plan.
Eligibility
     Generally, most active full-time employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in (1) the pre-tax, Roth 401(k) and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 (prior to April 1, 2007, participants were eligible to participate in the pre-tax and after-tax features of the Plan on the first day of the month following their attainment of age 18 and completion of thirty-one consecutive days of employment) and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service. Eligible employees hired in a classification other than regular full-time are eligible to participate upon attainment of age 18 and completion of 1,000 hours of service during a 12-month period of employment beginning on their date of hire or an anniversary of that date. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.
Contributions
     The Plan allows participants to contribute up to 50% of their base pay as pre-tax, Roth 401(k) or after-tax contributions (prior to April 1, 2007, pre-tax and after-tax contributions), provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay. Effective April 1, 2007, eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after sixty days of employment. Employees automatically enrolled contribute 3% of their base pay as pre-tax contributions. The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The maximum allowable pre-tax contribution ($15,500 for 2007) and catch—up contribution ($5,000 for 2007) may increase in future years based on the cost of living index. Effective April 1, 2007, participants may elect to set their pre-tax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.
     Employer contributions are fixed at 75% of the first 6% of base pay for combined pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for non-SunCor Development Company employees hired on or after January 1, 2003, for active salaried employees of SunCor Development Company hired on or after January 1, 2006 and for employees electing the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and active salaried employees of SunCor Development Company hired prior to January 1, 2006, not electing to participate in the Retirement Account Balance feature of the Pinnacle West Capital

Corporation Retirement Plan receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions).
     While the Employer contributions may be in cash, common stock, or other property acceptable to the Trustee, from January 1, 2007 through mid-March 2007, Employer contributions were in cash and were allocated to the Pinnacle West Stock Fund. Subsequent to mid-March 2007, Employer contributions are invested in the same investment funds as participants elect for their participant contributions. Non-cash contributions are recorded at fair value.
     The Plan allows rollover contributions from other eligible retirement plans including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars) or IRAs (excluding after-tax dollars) (prior to April 1, 2007, pre-tax dollars from qualified plans) subject to certain criteria.
     Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash. If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.
Participant Accounts
     Individual accounts are maintained for each Plan participant. Allocations of earnings and losses are based on participant account balances. Each participant has separate accounts (sources of money) that are credited with the participant’s pre-tax, Roth 401(k) (effective April 1, 2007) and after-tax contributions, rollover contributions (if any), Roth 401(k) rollover contributions (if any, effective April 1, 2007), the Employer’s matching contributions and an allocation of Plan earnings. Each participant’s account is charged with withdrawals, an allocation of Plan losses and, effective April 1, 2007, explicit record-keeping and administrative fees (see Note 2). A dollar amount is deducted quarterly from each participant’s account for the explicit record-keeping and administrative fees (effective April 1, 2007). The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.

Investment Choices
     Participants direct their contributions into one or more of the following: risk-based investment options which include Conservative, Moderate and Aggressive LifeStyle Funds; core investment options which include Fixed Income Fund, Intermediate Bond Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund, International Fund; and the Pinnacle West Stock Fund (collectively, the “Funds”). Employer contributions were automatically invested in the Pinnacle West Stock Fund through March 2007. Effective March 29, 2007, Employer contributions are invested in the same investment funds as the participant elects for their participant contributions. Effective April 2007: 1) in lieu of making their own investment elections, participants may choose to have an investment allocation set for them through the Plan’s personal asset manager program, which is a personalized mix of the Plans’ core investment options; 2) contributions by participants automatically enrolled are invested in the default fund which for approximately four to six weeks is the Conservative LifeStyle Fund and then, once established for them, the personal asset management program; 3) participants may establish a self-directed brokerage account (SDA) to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); and 4) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semi-annual or annual basis. Effective January 1, 2007, the Plan permits all participants to transfer amounts in their Employer contributions account or Employer transfer account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan. See Note 6 for additional information.
Loan Feature
     Participants and, effective April 1, 2007, former participants may borrow money from their pre-tax contributions account, Roth 401(k) contributions account (effective April 1, 2007), vested Employer contributions account, rollover contributions account (if any) and Roth 401(k) rollover contributions account (if any, effective April 1, 2007). Participants may not borrow against their Employer transfer account or their after-tax contributions account.
     The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years, or up to 15 years for the purchase of the participant’s principal residence. An administrative fee is charged to the participant’s account for each loan. Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.
     The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2007 ranged from 8.50% to 9.25%. Interest rates for outstanding loans as of December 31, 2007 and 2006 ranged from 5% to 10.5%.
     Loans are treated as an investment of the participant’s accounts. To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis. Amounts credited to a participant’s SDA are not available for a loan. Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election (or, effective April 1, 2007, in the Conservative Lifestyle Fund or personal asset manager program, as applicable, if the participant does not have a current investment election in place). Loan repayments, including interest, are generally made through irrevocable payroll deductions. Loan repayments for former participants are made through the automated clearing house (ACH) system. Loans are secured by the participant’s account balance.
Vesting
     Each participant is automatically fully vested in the participant’s pre-tax, Roth 401(k) (effective April 1, 2007), after-tax, rollover (if any) and Roth 401(k) rollover (if any, effective April 1, 2007) contribution accounts (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation). Former participants who terminated employment prior to April 1, 2006 were fully vested in their Employer contributions account if their termination was due to death or disability, or was after attaining age 65 or, if later, completing five years of participation in the

Plan. Otherwise, those former participants vested in graduated amounts with 100% vesting after five years of service, beginning with the employee’s credited vesting date.
Withdrawals and Distributions
     A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any) and Roth 401(k) rollover contributions account (if any, effective April 1, 2007). No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account. No withdrawals prior to termination of employment are permitted from the participant’s pre-tax contributions account and Roth 401(k) contributions account (effective April 1, 2007), except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2. If an employee withdraws pre-tax or Roth 401(k) contributions due to financial hardship, the only earnings on pre-tax contributions that can be withdrawn are those credited prior to January 1, 1989 and no earnings on Roth 401(k) contributions can be withdrawn. Participants who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contributions account. Participants who are at least age 59-1/2 may withdraw any portion of their pre-tax contributions account, Roth 401(k) contributions account (effective April 1, 2007), rollover contributions account (if any) or Roth 401(k) rollover contributions account (if any, effective April 1, 2007) while employed with no restrictions on the reason for withdrawal and penalties do not apply. Prior to April 1, 2007, age 59-1/2 withdrawals were restricted to two per year. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds. When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or, effective April 1, 2007, a partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.
Forfeitures
     Forfeitures of nonvested Employer contributions will occur upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. If a former participant who received a distribution becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. At December 31, 2007 and 2006, forfeited nonvested accounts were immaterial. Forfeitures are used to reduce future Employer contributions to the Plan. During the year ended December 31, 2007, Employer contributions were reduced by an immaterial amount due to forfeited nonvested accounts.
Termination of the Plan
     It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions. In this event, the balance credited to the accounts of participants at the date of termination or discontinuance shall be fully vested and nonforfeitable.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties
     The Plan utilizes various investment instruments including: mutual funds, common and collective trust funds, guaranteed investment contracts, stocks and bonds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investments
     The Plan’s investments are stated at fair value. Benefit-responsive investment contracts are stated at fair value and then adjusted to contract value (see Note 4). Fair value for such contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common and collective funds are valued at fair value, as determined by the Trustee, based on market prices of the underlying securities. Participant loans are valued at the outstanding loan balances. Quoted market prices are used to value all other investments. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” This guidance establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement is effective for the Plan on January 1, 2008. This new guidance is currently being evaluated but is not expected to have a material impact on the Plan’s financial statements.
Income Recognition
     Investment transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of the ex-dividend date.
Administrative Expenses
     Participants pay explicit Plan record-keeping and administrative fees less any implicit fees paid to the recordkeeper through revenue-sharing arrangements with certain mutual funds (effective April 1, 2007) and explicit administrative fees for loans. Participants pay investment, sales, record-keeping and administrative expenses charged by funds, which are deducted from income and reflected as a reduction of investment return for the fund, and redemption fees for certain funds when not held for the required period of investment. Certain mutual funds have entered into revenue-sharing agreements to pay a portion of the mutual funds’ record-keeping, administrative and/or sales fees to the Plan’s record keeper to largely offset record-keeping and administrative fees for the Plan as a whole. The mutual funds that pay a portion of their expense ratios and/or investment fees to the record keeper are held in the: S&P 500 Index Fund (0.07%), Large Cap Growth Fund (0.40%), Large Cap Value Fund (0.10%), Mid Cap Core Fund (0.10%), Small Cap Core Fund (0.20%) and International Equity Fund (0.05%). The percentage of each fund’s revenue share is shown in parentheses and is expressed as a percentage of the fund’s net asset value. As of March 29, 2007, the revenue share amounts for the Large Cap Growth Fund, Mid Cap Core Fund and Small Cap Core Fund changed to 0.35%, 0.25% and 0.25% respectively, and the S&P 500 Index Fund’s revenue sharing arrangement was eliminated. As of October 1, 2007, the revenue share amount for the Mid Cap Core Fund changed back to 0.10%. Pinnacle West pays the remaining Plan administration expenses such as legal expenses of the Plan. Effective January 1, 2006 and ending April 1, 2007, participant’s accounts were charged an administrative fee for all withdrawals and distributions.
Payment of Benefits
     Benefit payments to participants are recorded upon distribution.
3. FEDERAL INCOME TAX STATUS
     The Internal Revenue Service has determined and informed the Company by a letter dated December 21, 2007, that the Plan was designed in accordance with applicable regulations of the Internal Revenue Code. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
4. GUARANTEED INVESTMENT CONTRACTS
     The Plan invests in conventional Guaranteed Investment Contracts (“GICs”) and Synthetic Investment Contracts, which are held in the Fixed Income Fund. All investment contracts held by the Plan are considered fully benefit-responsive and are recorded at fair value and adjusted to contract value.
     Synthetic investment contracts are comprised of both investment and contractual components. The investment component consists of securities or shares of units of a portfolio of fixed income securities, referred to as the underlying investments. This investment component is “wrapped” by contracts issued by third-party financial institutions. These wrap contracts provide participants the ability for benefit withdrawals and investment exchanges at the full contract value of the synthetic investment contracts (i.e. principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e. fair value of security plus accrued interest). In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.
     Wrap contract issuers place restrictions on minimum/maximum portfolio durations and on the minimum credit quality of the underlying investments.
     Most of the investments underlying the synthetic contracts have expected average lives, that is, they have a target maturity date that is subject to change depending on market conditions. Should the expected average life of the investments shorten or extend, the crediting rate on the contract is normally reset to reflect the investments’ net yield to maturity. If the underlying investments prepay prior to their expected maturity, the cash flows from the investments are typically reinvested in new investments.
     Investment contracts can be structured as non-participating, participating or a combination therein. Conventional GICs issued by insurance companies are primarily non-participating, wherein the contract holder does not participate in any gains and losses incurred due to performance of the underlying fixed-income portfolio relative to the book value at times of withdrawals. Conversely, Synthetic Investment Contracts, or wrap contracts, issued by insurance companies or banks, are primarily participating, wherein the contract holder participates in gains and losses incurred due to the performance of the underlying fixed-income portfolio relative to book value at times of withdrawals. Gains and losses are amortized through future crediting rate re-sets. Participating structures are the most common structure utilized in the Fixed Income Fund.
     GIC contracts are typically issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Wrap contracts typically re-set on a monthly or quarterly basis as negotiated with the wrap issuer and do not have a final stated maturity date. The wrap contracts in the Fixed Income Fund are predominately re-set on a monthly basis with a one-month look back for the portfolio statistics. The investment contract issuer guarantees a minimum 0% crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio.

     The gross crediting rate formula is negotiated in the wrap contract and is typically represented as:
     CR = (MV/BV)^(1/D)*(1+YTM)-1 where:
•	MV = market value of the portfolio

•	BV = book value of the portfolio

•	D = weighted average duration of the portfolio

•	YTM = annualized dollar or duration weighted yield to maturity of the portfolio
     The net crediting rate is equal to the gross crediting rate minus the wrap fee due the contract issuer. Crediting rates reflect the amortization of realized and unrealized gains and losses in the underlying portfolio over the duration of the portfolio and, in consequence, may not reflect the actual returns achieved in the portfolio. From time to time the crediting rate may be significantly greater or less than current market interest rates.
     There are a number of factors that can influence future crediting rates. Such factors may include but are not limited to: portfolio cash flows, performance of the underlying fixed-income portfolio, current market interest rates for reinvestment, duration posture, credit downgrades, the unexpected receipt of principal and interest payments, extraordinary withdrawals and certain wrap contract terms.
     The average yield earned by the Fixed Income Fund for all fully benefit-responsive investment contracts was 5.05% and 5.32% for the years ended December 31, 2007 and 2006, respectively. The average yield earned by the Fixed Income Fund for all fully benefit-responsive investment contracts, adjusted to reflect the actual interest rate credited to participants, was 5.02% and 4.92% for the years ended December 31, 2007 and 2006, respectively.
     Market value events may limit the ability of the Fixed Income Fund to transact at contract value with the issuer. Market value events are events or conditions, the occurrence of which are outside the normal operation of the Fixed Income Fund and leads to Fixed Income Fund disbursements that have or will have a material adverse affect on the operations of the Fixed Income Fund and a financial effect on the investment contract or wrap issuer’s interest hereunder. Such events may include, but are not limited to: Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fixed Income Fund, transfers to competing options without meeting the equity wash provisions of the Fixed Income Fund, Plan sponsor withdrawals without the appropriate notice to the Fixed Income Fund’s investment manager and/or investment contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency or bankruptcy if such events could result in withdrawals. The probability of the occurrence of any of these events is considered to be remote.
     In the normal course of business, such events or conditions would not limit the ability of the Fixed Income Fund to transact at contract value with the participants in the Fixed Income Fund. The Fixed Income Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants as well as the occasional market value event.
     An issuer can terminate an investment contract upon the event of default by the contract holder, investment manager, or Trustee if the issuer determines in its reasonable discretion, such event has had, or is likely to have a material adverse effect on the issuer’s interest with respect to the contract. Such events may include but are not limited to: management of the portfolio not in accordance with investment guidelines, breach of any material obligation under the wrap agreement, any representation or warranty made by the contract holder becomes untrue in any material way, replacement of the investment manager without prior consent of the issuer, the Plan is terminated or no longer meets the appropriate tax qualifications, or the wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA.
5. INVESTMENTS AND UNITS OF PARTICIPATION
     In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for each Fund. Upon transfer from Wells Fargo to State Street Bank as Trustee, there was a unit accounting conversion on the Pinnacle West Stock Fund. The number of units and the related value of the Plan’s assets as of December 31, 2007 and 2006 are as follows:

2007

Investment	Description	Number of Units	Value

Fixed Income Fund	Fixed Income Fund	11,369,713	$171,203,783	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	2,236,587	23,755,146
Vanguard Lifestrategy Conservative Growth Fund Inst.	Conservative LifeStyle Fund	1,101,850	18,984,235
Vanguard Lifestrategy Moderate Growth Fund Inst.	Moderate LifeStyle Fund	1,652,717	35,045,310
Vanguard Lifestrategy Growth Fund Inst.	Aggressive LifeStyle Fund	1,692,381	42,415,808
SSgA S&P 500 Flgshp Sec Lndg Ser Fund Cl A	S&P 500 Index Fund	2,959,648	141,909,751	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,705,770	47,898,878	*
Putnam Voyager Fund Cl A	Large Cap Growth Fund	2,064,002	39,866,328
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	1,047,300	25,556,362
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	2,757,875	56,418,010	*
American FDS EuroPacific Growth Fund R5	International Fund	2,146,871	109,348,038	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	12,147,863	127,240,822	*
Participant Loans	Participant Loans		21,922,985
Self-Directed Account	Self-Directed Account		11,030,200

Total at fair value			872,595,656
Adjustment from fair value to contract value for fully benefit-responsive investment contracts			655,873

Total at contract value			$873,251,529

2006

Investment	Description	Number of Units	Value

Fixed Income Fund	Fixed Income Fund	11,312,587	$161,983,011	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	1,407,045	14,657,142
Vanguard Lifestrategy Conservative Growth Fund Inst.	Conservative LifeStyle Fund	785,674	13,031,887
Vanguard Lifestrategy Moderate Growth Fund Inst.	Moderate LifeStyle Fund	1,417,289	28,880,077
Vanguard Lifestrategy Growth Fund Inst.	Aggressive LifeStyle Fund	1,491,161	35,616,294
Wells Fargo S&P 500 Index Fund Cl G	S&P 500 Index Fund	2,999,078	136,429,483	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,481,870	43,921,103	*
Putnam Voyager Fund, Cl A	Large Cap Growth Fund	2,548,821	46,665,515	*
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	718,755	19,268,045
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund	3,056,261	74,872,264	*
American FDS EuroPacific Growth Fund R5	International Fund	1,557,435	72,585,776	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	3,197,437	164,757,900	*
Participant Loans	Participant Loans		21,321,333

Total at fair value			833,989,830
Adjustment from fair value to contract value for fully benefit-responsive investment contracts			1,512,371

Total at contract value			$835,502,201

*	These investments represent 5 percent or more of the Plan’s Net Assets Available for Benefits.

**	See supplemental schedule for underlying investments. No individual underlying investment exceeds 5 percent of net assets available for benefits.
     The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value for the year ended December 31, 2007 as follows:

Common and Collective Trusts	$9,030,845
Mutual Funds	(325,564)
Pinnacle West Stock Fund	(25,283,737)

Net realized/unrealized depreciation in fair value of investments	$(16,578,456)

6. NON-PARTICIPANT DIRECTED INVESTMENTS
     Through mid-March 2007, Employer contributions were allocated to the Pinnacle West Stock Fund. The Pinnacle West Stock Fund non-participant directed portion of net assets was $102,281,408 at January 1, 2007. Employer contributions allocated to the Pinnacle West Stock Fund for the period January through mid-March 2007 were $3,193,602.
     Subsequent to mid-March 2007, Employer contributions are invested in the same investment funds as the participants elect for their future contributions; therefore, there are no additions to the non-participant portion of net assets in the Pinnacle West Stock Fund.

7. EXEMPT RELATED PARTY TRANSACTIONS
     Certain Plan investments include shares of the State Street Government Securities Short Term Investment Fund and the State Street Global Advisors S&P 500 Flagship Securities Lending Series Fund Class A that were managed by the Trustee. These transactions qualified as exempt party-in-interest transactions. In addition, certain Plan investments consist of Pinnacle West common stock. These transactions qualified as exempt party-in-interest transactions. At December 31, 2007 and 2006, the Plan held 12,147,863 and 3,197,437 units, respectively, of common stock of Pinnacle West, the sponsoring employer (See Note 5). During the year ended December 31, 2007, the Plan recorded dividend income from Pinnacle West common stock of $6,410,255.
8. SUBSEQUENT EVENTS
     In 2007 new features were added to the Plan in reliance on the Pension Protection Act of 2006 (PPA). In late 2007, the IRS issued proposed regulations with regards to the PPA in which administratively, certain features were not consistent with the initial PPA guidance. In March 2008, the Plan was amended to comply with the proposed PPA regulations. The effect of this amendment was not material to the Plan’s financial statements.
     On May 22, 2008, the Investment Management Committee approved a new investment manager for one of the investment funds. The conversion to the new manager will be implemented in the third quarter of 2008.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Cost		Current Value

Common and Collective Trusts

*State Street Gov Sec ST Inv Fund	Short-Term Investments***	*	*	$8,430,365
*SSgA S&P 500 Flgshp Sec Lndg Ser Fund Cl A	S&P 500 Index Fund	*	*	141,909,751

Total common and collective trusts				150,340,116

Mutual Funds
Putnam Voyager Fund Cl A	Large Cap Growth Fund	*	*	39,866,328
Vanguard Lifestrategy Conservative Growth Fund Inst	Conservative LifeStyle Fund	*	*	18,984,235
Vanguard Lifestrategy Moderate Growth Fund Inst	Moderate LifeStyle Fund	*	*	35,045,310
Vanguard Lifestrategy Growth Fund Inst	Aggressive LifeStyle Fund	*	*	42,415,808
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund	*	*	56,418,010
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	*	*	25,556,362
PIMCO Total Return Fund Inst	Intermediate Bond Fund	*	*	23,755,146
T. Rowe Price Equity Income Fund	Large Cap Value Fund	*	*	47,898,878
American FDS EuroPacific Growth Fund R5	International Equity Fund	*	*	109,348,038

Total mutual funds				399,288,115

Synthetic Investment Contracts	Fixed Income Fund
Bank of America N.A. Wrap maturity date 3/15/16, yield 4.51%				60,857
T 4.95% maturity date 1/15/13		*	*	1,501,080
CWL 2005-3 AF4 maturity date 8/25/13		*	*	999,982
CXHE 2005-B AF4 maturity date 2/25/14		*	*	978,845
FHR 2798 JP maturity date 11/15/12		*	*	954,599
FHR 2828 YA maturity date 1/15/13		*	*	1,274,538
FHR 2934 MA maturity date 2/15/16		*	*	1,063,507
FHR 3087 NA maturity date 7/15/17		*	*	764,937
FNR 2006-69 GC maturity date 6/25/17		*	*	1,592,046
FHR 3170 EC maturity date 6/15/16		*	*	1,169,952
GMACC 2004-C3 A3 maturity date 7/10/11		*	*	1,495,430
GMACM 2007-HEI A4 maturity date 7/25/12		*	*	1,999,946
GE 4.25% maturity date 1/15/08		*	*	2,023,660
GNW 5.65% maturity date 6/15/12		*	*	991,810
GCCFC 2004-GG1 A3 maturity date 3/10/09		*	*	971,944
MER 4.75% maturity date 11/20/09		*	*	1,515,510
MET 4.25% maturity date 7/30/09		*	*	1,016,870
MG Fund 3.9% maturity date 6/15/09		*	*	956,970
MSC 2004-IQ8 A2 maturity date 6/15/09		*	*	635,319
WBCMT 2006-C29 A2 maturity date 12/15/11		*	*	1,507,454

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Cost		Current Value
AIG Financial Products Wrap maturity date 4/15/20, yield 4.77%				58,521
BACM 2005-1 A3 maturity date 4/10/11		*	*	1,941,875
BACM 2005-2 AAB maturity date 12/10/14		*	*	1,502,344
BAC 7.40% maturity date 1/15/11		*	*	2,319,700
CWL 2005 - 10 AF3 maturity date 9/25/14		*	*	1,499,970
FGG11751 maturity date 1/15/20		*	*	1,067,563
FGG11810 maturity date 10/15/19		*	*	1,031,845
FN255891 maturity date 5/25/20		*	*	804,163
FNR 2003-75 NB maturity date 1/25/12		*	*	775,446
FNR 2003-109 CX maturity date 10/25/12		*	*	1,062,809
FHR 2808 YA maturity date 8/15/12		*	*	1,143,435
FHR 3178 A maturity date 3/15/18		*	*	1,616,625
FHR 3262 ME maturity date 11/15/24		*	*	998,065
HSBC 5.25 maturity date 1/14/11		*	*	1,496,715
RFMS2 2006-HI2 A3 maturity date 4/25/12		*	*	749,809
JNJ 5.15% maturity date 8/15/12		*	*	1,498,110
LLY 5.2% maturity date 3/15/17		*	*	1,978,840
MSDWC 2001-TOP1 A2 maturity date 1/15/08		*	*	25,988
T 5.0% maturity date 7/31/08		*	*	1,002,578

UBS A.G. Wrap maturity date 11/15/19, yield 4.18%				56,726
CD 2007-CD4 A3 maturity date 2/11/14		*	*	1,909,414
CAT 4.35% maturity date 3/04/09		*	*	1,454,295
FGG11678 maturity date 9/15/19		*	*	695,029
FN254437 FNMA 7-yr 5% maturity date 7/25/09		*	*	299,153
FN677680 maturity date 3/25/17		*	*	381,503
FHR 2611 KC maturity date 4/15/12		*	*	724,315
FNR 2005-121 AJ maturity date 6/25/18		*	*	1,518,405
FHR 3048 QA maturity date 12/15/17		*	*	1,550,548
FNCI 4.5% Pool 683124 maturity date 8/25/17		*	*	924,726
FN695871 maturity date 10/25/17		*	*	504,885
FORDO 2007-B A4A maturity date 1/15/11		*	*	499,901
MSC 2006-IQ11 A2 maturity date 4/15/11		*	*	1,996,875
MSDWC 2002-TOP7 A1 maturity date 11/15/10		*	*	249,586
PERF 2005-1 A4 maturity date 6/25/12		*	*	1,448,714
POPLR 2005-A AF3 maturity date 3/25/08		*	*	220,472
RFMS2 2004-HS1 AI4 maturity date 1/25/11		*	*	1,999,700
WBCMT 2005-C17 A2 maturity date 3/15/10		*	*	1,527,422
WBCMT 2004-C10 A2 maturity date 11/15/10		*	*	2,429,590
WFC 4.2 maturity date 1/15/10		*	*	585,240
WFC 5 1/4 maturity date 10/23/12		*	*	905,346

Monumental Life Insurance Co. Wrap maturity date 4/15/20, Yield 4.66%				62,234
CWL 2005-12 1A4 maturity date 2/25/24		*	*	1,299,980
CHAIT 2005-A7 A7 maturity date 1/15/11		*	*	1,000,313
CHAIT 2007-A7 A maturity date 10/15/12		*	*	999,975
C 5.125 maturity date 2/14/11		*	*	1,971,440
CRMSI 2006-1 A3 maturity date 5/25/11		*	*	1,499,985
FGG18056 maturity date 1/15/20		*	*	710,924

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Cost		Current Value
FGB11935 maturity date 6/15/18		*	*	1,190,404
FNR 2003-67 GN maturity date 8/25/09		*	*	926,123
FHR 2664 GA maturity date 8/15/12		*	*	981,659
FHR 3095 GB maturity date 2/15/18		*	*	819,308
GSMS 2006-GG6 A2 maturity date 3/10/11		*	*	2,032,422
JPM 5.375 maturity date 1/15/14		*	*	2,015,960
JPMCC 2001-CIB3 A2 maturity date 11/15/10		*	*	1,013,539
LBUBS 2004-C6 A3 maturity date 2/15/11		*	*	976,758
MLCFC 2006-1 A2 maturity date 3/12/11		*	*	1,206,582
MSC 2003-IQ5 A3 maturity date 7/15/09		*	*	2,038,672
RAMP 2004-RS6 AI4 maturity date 10/25/12		*	*	808,395
RASC 2004-KS2 AI6 maturity date 2/25/17		*	*	944,295
WBCMT 2006-C25 A2 maturity date 4/15/11		*	*	1,507,476

JP Morgan Bank Wrap maturity date 2/16/21, yield 4.49%				58,876
SO 4.7 maturity date 12/1/10		*	*	1,467,060
AXP 4.875 maturity date 7/15/13		*	*	1,924,660
FGG11678 maturity date 9/19/19		*	*	1,017,393
FGG11850 maturity date 2/15/19		*	*	689,890
FHR 2378 A maturity date 1/15/09		*	*	127,946
FNMA Pool #254458 5% 8-1-1 maturity date 12/25/16		*	*	801,840
FNR 2003-125 AM maturity date 8/25/13		*	*	502,754
FNR 2003-109 CJ maturity date 10/25/12		*	*	367,501
FHR 2685 DQ maturity date 2/15/18		*	*	1,106,331
FHR 2685 MX maturity date 11/15/12		*	*	1,378,534
FHR 2713 G maturity date 11/15/12		*	*	958,270
FHR 2901 CA maturity date 9/15/18		*	*	984,846
FHR 3002 YD maturity date 6/15/21		*	*	1,159,545
FHR 3152 LA maturity date 11/15/18		*	*	1,614,601
FNR 2007-27 MQ maturity date 2/25/21		*	*	1,904,400
FN695896 maturity date 11/25/17		*	*	510,426
GNR 2002-15 PG maturity date 4/20/15		*	*	71,732
MI 5.35 maturity date 4/1/11		*	*	1,673,242
MET 5.75% 144A maturity date 7/25/11		*	*	999,740
MSC 2004-HQ3 A2 maturity date 6/13/10		*	*	2,050,000
RAMP 2003-RS7 AI4 maturity date 12/25/09		*	*	613,993
RAMP 2004-RS10 AI4 maturity date 5/25/13		*	*	727,518

Rabobank Nederland N.V. Wrap maturity date 5/28/24, yield 4.32%				62,062
AIG 4.95 maturity date 3/20/12		*	*	997,860
BK 4.95 maturity date 11/1/12		*	*	1,505,295
BSCMS 2001-TOP4 A1 maturity date 12/15/10		*	*	557,941
BSCMS 2006-TOP24 A2 maturity date 10/12/11		*	*	1,508,211
FGB13150 maturity date 9/15/18		*	*	1,179,572
FN254486 maturity date 2/25/17		*	*	506,370
FNR 2003-14 AN maturity date 10/25/23		*	*	611,694
FNR 2003-57 NB maturity date 1/25/18		*	*	656,417
FNR 2005-85 AJ maturity date 10/25/17		*	*	1,401,658
FHR 2950 AB maturity date 2/15/19		*	*	681,380

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Cost		Current Value
FNR 2007-43 MA maturity date 11/25/24		*	*	1,915,783
FN768658 maturity date 9/25/18		*	*	566,877
FN 900999 5.5 maturity date 5/25/21		*	*	1,372,112
LBUBS 2005-C5 A-2 maturity date 8/15/10		*	*	978,945
LBUBS 2002-C7 A-3 maturity date 8/15/12		*	*	1,890,017
LBUBS 2003-C5 A3 maturity date 4/15/13		*	*	1,470,938
MBNAP 2005-2 A4 - 144A maturity date 1/15/11		*	*	999,863
MWD 4.00 maturity date 1/15/10		*	*	1,480,575
MSDWC 2003-TOP9 A1 maturity date 4/13/11		*	*	631,411
POPLR 2005-B AF4 maturity date 7/25/08		*	*	1,000,000
WB 5.35 maturity date 3/15/11		*	*	1,965,180

CDC Wraps maturity date 4/17/17, yield 4.66%				61,088
BSCMS 2004-T14 A2 maturity date 1/15/09		*	*	1,190,338
BSCMS 2002-TOP6 A1 maturity date 12/15/10		*	*	1,217,531
CWL 2004-7 AF4 maturity date 8/25/09		*	*	466,016
CWL 2005-7 AF4 maturity date 10/25/20		*	*	999,982
CFAB 2004-2 1A4 maturity date 12/25/15		*	*	1,990,705
CWL 2006-S3 A4 maturity date 7/25/21		*	*	1,749,984
FGE91523 maturity date 3/15/17		*	*	1,221,291
FGG12809 maturity date 6/15/22		*	*	1,454,741
FNR 2003-112 AB maturity date 8/25/12		*	*	680,853
FHR 2770 QA maturity date 2/15/14		*	*	1,376,897
FHR 2849 AL maturity date 12/15/13		*	*	615,966
FHR 3211 MH maturity date 4/15/26		*	*	1,728,450
FN920197 maturity date 9/25/21		*	*	2,665,610
GMACC 2003-C3 A3 maturity date 5/10/13		*	*	982,773
IBM 5.05 maturity date 10/22/12		*	*	1,009,450
LEH 5 3/4 maturity date 7/18/11		*	*	1,495,910
RAMP 2004-RS8 AI4 maturity date 1/25/12		*	*	1,158,911
USB 5.3 maturity date 4/28/09		*	*	1,498,680

Total synthetic investment contracts				162,154,381

Guaranteed Investment Contracts	Fixed Income Fund
New York Life Insurance Company maturity date 3/31/09, yield 3.46%		*	*	2,832,345

Total guaranteed investment contracts				2,832,345

Other Investments
*Pinnacle West Common Stock	Pinnacle West Stock Fund	*	*	125,683,387
****Participant Loans	Participant Loans	*	*	21,922,985
Self-Directed Brokerage Account	Self-Directed Brokerage Account			11,030,200

Total other investments				158,636,572

Total Assets Held for Investment Purposes				$873,251,529

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

*	Related Party

**	Cost information not provided as investments are participant-directed.

***	Short-Term Investments represent $6,872,930 from the Fixed Income Fund and $1,557,435 from the Pinnacle West Stock Fund.

****	Interest rates for outstanding loans as of December 31, 2007 ranged from 5.0% to 10.5% with maturity dates ranging from 2008 to 2022.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
Date: June 25, 2008	By	/s/ Lori Sundberg
Lori Sundberg
Chairman of the Administrative Committee
and Vice President, Human Resources Arizona Public Service Company